OPERATING AGREEMENT
OF
DAVENPORT SAF-T SYSTEMS LLC

THIS OPERATING AGREEMENT is made and entered into effective this 15th day of May, 2023, by and between Davenport SAF-T Systems LLC, a Minnesota limited liability company (the "Company"), and the signator(ies) hereto (collectively, the "Members" and, individually, a "Member"), including each of the parties who hereafter executes a consent, in the form of **Schedule B** to this Agreement, to be bound by the terms and conditions of this Agreement.

RECITALS

A. The undersigned Members constitute all of the current Members of the Company.

B. The Company was formed on January 26, 2017 as a limited liability company pursuant to the Minnesota Revised Uniform Limited Liability Company Act, Chapter 322C.

C. Each of the undersigned Members wishes to enter into this Agreement for the purpose of providing for (i) the management of the business and affairs of the Company; (ii) the continuity of ownership interests in the Company; and (iii) the other matters hereinafter provided.

D. The Members have unanimously adopted a resolution approving this Agreement, determining that it is in the best interest of the Company and its Members and authorizing any Manager of the Company to execute this Agreement and to do all acts and things necessary or advisable to carry out its terms.

NOW, THEREFORE, in consideration of the foregoing and the agreements and undertakings contained in this Agreement, the Members and the Company agree as follows:

SECTION 1
OFFICES

1.1 **Registered Office.** The address of the registered office of Davenport SAF-T Systems LLC (the "Company") in Minnesota shall be set forth in the Articles of Organization or in the most recent amendment of the Articles of Organization, or in a statement filed with the Secretary of State of Minnesota changing the registered office in the manner prescribed by law. The registered office need not be the same as the principal executive office of the Company and may be changed from time to time by the Members.

1.2 **Other Offices.** The Company may have other offices at such places within and without the State of Minnesota as the Members may determine from time to time.

SECTION 2
DEFINITIONS

2.1 **Definitions.** In addition to the abbreviations and terms otherwise defined in the text of this Agreement, the capitalized terms used herein shall be defined as provided below:

"Act" means the Minnesota Revised Uniform Limited Liability Company Act contained in Minnesota Statutes, Chapter 322C.

"Agreement" means this Operating Agreement, and all amendments and modifications hereto, including any schedules, exhibits, amendments or supplements to this Operating Agreement.

"Articles of Organization" means the Articles of Organization of the Company, as the same may be amended or restated from time to time.

"Assignee" means any person who is a transferee of a Member's Units in the Company, or part thereof, and who does not become a Member pursuant to Section 9.6 hereof.

"Bankruptcy" means with respect to any Member or the Company, any of the following: (i) filing a voluntary petition in bankruptcy or for reorganization or for the adoption of an arrangement under any applicable bankruptcy, insolvency or similar law, now or hereafter in effect, or an admission seeking the relief therein provided; (ii) making a general assignment for the benefit of creditors; (iii) consenting to the appointment of a receiver for all or a substantial part of such person's property; (iv) in the case of the filing of an involuntary petition in bankruptcy, an entry of an order for relief; (v) the entry of a court order appointing a receiver or trustee for all or a substantial part of such person's property without its consent; or (vi) the assumption of custody or sequestration by a court of competent jurisdiction of all or substantially all of such person's property.

"Capital Account" means the account of a Member that is established and maintained in accordance with the provisions of Section 7.1.

"Capital Contribution" means the total amount of cash and/or the Gross Asset Value of other property contributed by a Member with respect to his, her or its Units, as determined by the Members.

"Capital Interest Units" means those Units of the Company that represent both a capital interest in the Company and a profits interest in the Company.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference to a specific section of the Code shall be to the section as it now exists and to any successor provision.

"Company" means Davenport SAF-T Systems LLC, a Minnesota limited liability company.

"Financial Rights" means those rights associated with a Unit to share in the Company's Profits, Losses and distributions with respect to Units and the right to assign such rights in accordance with the terms of this Agreement and the Articles of Organization.

"Fiscal Year" means (i) the period commencing on the date of formation of the Company and ending on December 31, 2017; (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31; or (iii) any portion of the period described in clauses (i) or (ii) for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction pursuant to Section 7 hereof.

"Governance Rights" means all rights associated with a Unit, other than Financial Rights, including, without limitation, the right to vote, receive notices and attend meetings of Members.

"Gross Asset Value" means with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial gross asset value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Treasurer of the Company; provided that the initial gross asset values of the assets contributed to the Company pursuant to the contribution agreements shall be as set forth in **Schedule A** attached hereto, as the same may be amended from time to time;

(ii) The gross asset values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code § 7701(g) into account), as determined by the Treasurer of the Company as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for a Percentage Interest in the Company; and (C) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (A) and (B) of this subparagraph (ii) shall be made only if the Treasurer of the Company reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(iii) The gross asset value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Code § 7701(g) into account) of such asset on the date of distribution as determined by the Members; and

(iv) The gross asset values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of "Profits and Losses" or Section 7.3(c) hereof; provided, however, that gross asset values shall not be adjusted pursuant to subparagraph (ii) if adjustment is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the gross asset value of an asset has been determined or adjusted pursuant to subparagraph (ii) or (iv) above, such gross asset value shall thereafter be adjusted by the depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses.

"Member Interests" has the meaning set forth in Section 9.2.

"IRS" means the Internal Revenue Service.

"Majority in Interest" means Members whose combined Percentage Interests in Governance Rights represent more than fifty percent (50%) of the Percentage Interests in Governance Rights then held by all Members of a particular class, or more than fifty percent (50%) of the Percentage Interests in Governance Rights then held by all Members of all classes, as applicable.

"Manager" means a person elected, appointed or otherwise designated as a manager of the Company, and any other person considered elected as a manager pursuant to the Act, including persons designated as officers of the Company by the Members.

"Member" means a person reflected in the Required Records of the Company as the owner of one or more Units in the Company who has signed this Agreement and any assigns of its Units, Governance Rights or Financial Rights as permitted by the Act or this Agreement and as reflected in the Required Records of the Company. When the Governance Rights and the Financial Rights attributable to a Unit have been separated, and such separation is reflected in the Required Records of the Company, references to a Member shall mean the holder of the Governance Rights or the Financial Rights related to such Unit, as appropriate in the context. Minnesota Statutes, Section 322C.0504 shall govern in the case of a deceased Member.

"Operating Agreement" means the Operating Agreement of the Company, as adopted by the Members and as amended from time to time.

"Percentage Interest" means each Member's proportionate interest in Governance Rights and/or Financial Rights associated with his, her or its Units, as applicable, based on the proportion which such Member's Units of such class bears to (i) the total number of all Units of that class; or (ii) the total number of all Units of all classes, as applicable. **Schedule A** sets forth each Member's Percentage Interest in each class and for all classes of Units, as applicable. The Percentage Interest attributable to a Unit's Governance Rights and Financial Rights shall be the same, unless all or a portion of either the Governance Rights or the Financial Rights are separately assigned. **Schedule A**, or a capitalization table maintained by the Company, shall be amended as necessary to accurately reflect each Member's Percentage Interest in both the Governance Rights and Financial Rights associated with his, her or its Units.

"Profits and Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(1) shall be included in taxable income or loss).

"Profits Interest Units" means those Units of the Company that represent solely a profits interest in the Company.

"Property" means all real and personal property acquired by the Company, including cash, and any improvements thereto, and shall include both tangible and intangible property.

"Required Records" mean those records defined in Section 10.1.

"Reserves" means reserves maintained from time to time by the Company to satisfy anticipated, unexpected or contingent obligations arising from operations or upon liquidation.

"Substitute Member" means a Person who is admitted to the Company as a Member pursuant to Section 9.6 hereof, and who is named as a Member on **Schedule A** to this Agreement.

"Transfer" means to sell, exchange, transfer, assign, gift, mortgage, pledge, hypothecate, devise or otherwise dispose of, encumber or grant a security interest in all or any part of a Member's Units, whether voluntarily or involuntarily, by operation of law or otherwise.

"Treasury Regulations" means the Treasury Regulations (final and temporary) promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" means the units into which the Members' ownership interests in the Company are divided in accordance with the Act, which may represent a profits interest in the Company, a capital interest in the Company or both, and shall include Profits Interest Units and Capital Interest Units. Each unit shall consist of Governance Rights and Financial Rights, which rights shall initially be issued together as a unit. When the Governance Rights and the Financial Rights attributable to a unit have been separated, and such separation is reflected in the Required Records of the Company, references to a unit shall mean the Governance Rights or the Financial Rights related to such unit, as appropriate in the context used.

SECTION 3
BUSINESS AND GOVERNANCE

3.1 Business. The Company is being formed for general business purposes in accordance with Section 332C.1101of the Act.

3.2 Management of the Company. The ordinary and usual decisions concerning the day-to-day business and affairs of the Company shall be made by the Managers pursuant to the terms of this Agreement, and all matters concerning management set forth in Minn. Stat. Section 322C.0407, subd. 2 through subd. 4 are hereby rendered inapplicable. Managers need not be Members.

3.3 Action of Members. Any meeting, election, action or approval by the Members shall be taken in accordance with this Agreement.

3.4 Compensation and Reimbursed Expenses. Unless otherwise approved by the Members, no Member acting solely in his, her or its capacity as a Member shall receive any salary or draw with respect to his, her or its Capital Contributions or his, her or its Capital Account or for services rendered on behalf of the Company. In the event that any fees, costs and expenses are or have been paid by a Member on behalf of the Company, such person shall be entitled to be reimbursed for such payment, upon receipt by the Company of proper documentation therefor, so long as such payment is reasonably necessary for the Company's business and is reasonable in amount for the services or products provided.

3.5 Affiliated Transactions. Each Member and Manager shall have the right to contract, lease or otherwise transact business with the Company, provided that the Members are notified thereof and consent to the material terms and conditions of such transaction.

3.6 Other Activities. Subject to any other agreement between the Company and a Member of the Company, or any requirement of law imposed on Members that may prohibit such activity, Members may engage or invest in, independently or with others, any business activity of any type or description. Neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. The Members shall not be obligated to present any investment opportunity or prospective economic advantage to the Company, but shall have the right to hold such investment opportunity or prospective economic advantage for their own account or recommend such opportunity to persons other than the Company. However, Members shall not divert or usurp any business opportunity or prospective economic advantage of the Company. Notwithstanding the foregoing, Managers who are also Members may not engage or invest in, independently or with others, any business activities that are the same as or similar to the Company's business and that might be in direct or indirect competition with the Company.

3.7 Liability and Indemnification for Acts and Omissions. Each Manager of the Company shall discharge his or her duties of such position in good faith, in a manner such person reasonably believes to be in the best interest of the Company and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. A Manager who so performs his or her duties in accordance with the standard set forth above shall not be liable by reason of being or having been a Manager of the Company. The Company (but not any Member) shall indemnify, defend and hold harmless each Member, Manager and employee of the Company to the fullest extent authorized in Section 322C.0408 of the Act.

3.8 Members Are Not Agents. No Member, acting solely in his, her or its capacity as a Member, shall be an agent of the Company, nor shall any Member, unless expressly and duly authorized in writing to do so by a majority of the Members, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose. Any Member who takes any action or purports or attempts to bind the Company in violation of this Section 3.8 shall be solely responsible for any loss and/or expense incurred by the Company, any Manager or any Member as a result of such unauthorized action, and such Member shall indemnify and hold harmless the Company, each Manager and each other Member with respect to such loss and/or expense.

3.9 **Liability.** Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, or be required to contribute any capital or lend any funds to the Company. No Member or Manager shall be personally liable for the return of all or any part of a Member's Capital Contribution or payment of any amounts allocated to such Member or credited to his, her or its Capital Account, which return or payment shall be made solely from, and to the extent of, the Company's assets pursuant to the terms of this Agreement.

SECTION 4
CONTRIBUTIONS AND MEMBERSHIP UNITS

4.1 **Members.** Members shall each acquire Units in the Company (a) as founders, as applicable, (b) effective upon making the contribution to the capital of the Company set forth in the subscription agreement signed by such Member, (c) through a grant of Units for services rendered to the Company upon agreed terms, or (d) through a transfer of Units in accordance with Section 9. The names, addresses, Capital Contributions, Percentage Interests and Units owned by each Member shall be set forth on **Schedule A**, as the same may be amended from time to time. The Required Records shall be modified to reflect any changes in the ownership of Units. Units granted solely for services will be Profits Interest Units, as defined above. No Member shall have any preemptive rights. No creditor of the Company shall rely upon or otherwise enforce an agreement to make a capital contribution to the Company under Section 322C.0403 or otherwise under the Act.

4.2 **Classes of Units.** Unless otherwise determined by the Members, as provided below, the Units of the Company shall be of one class and series and the rights of all Units shall be equal in all respects. Each Unit shall be entitled to one vote on all matters submitted to a vote of the Members. The Members may, through a vote of the Members, amend the Operating Agreement to establish additional classes of Units and series within classes and may fix the relative rights, preferences, powers and duties of such classes or series of Units, including rights, preferences, powers and duties senior to existing classes or series. With the approval of the Members, the Company may issue Units that are limited to either Financial Rights or Governance Rights.

4.3 **Authorized Membership Units.** The Company shall be authorized to issue up to 1,000,000 Membership Units. Additionally, each Member's respective membership interest, from time to time, shall be based upon the Member's pro-rata share of the total outstanding Membership Units of the Company as reflected in a ledger maintained by the Secretary of the Company.

4.4 **Additional Units.** The Company may issue Units of any class or series of Units, including new classes or series of Units created pursuant to Section 4.2 above, upon such terms and conditions as the Members approve by vote hereunder. Notwithstanding the foregoing, the Chief Executive Officer/Chief Manager/President has discretion to grant Units to a person or entity for services rendered to the Company pursuant to a written service agreement. Prior to the issuance of any Units to a person or entity other than a current Member, the Company shall require the proposed new Member to become subject to this Agreement and to execute a consent

or subscription agreement. Units may be issued as Profits Interest Units or Capital Interest Units.

4.5 Profits Interest Units. Any recipient of Profits Interest Units pursuant hereto, expressly acknowledges that such Member (i) is not making a capital contribution to the Company in connection with the issuance of the Profits Interest Units and, as such, the Capital Account balance with respect to each such Profits Interest Unit, immediately following the issuance of such Profits Interest Unit, will be zero; and (ii) be entitled to an allocation of Profits and Losses of the Company with respect to such Profits Interest Units in accordance with the terms of this Agreement and, upon dissolution of the Company, will be entitled to distributions, if any, in accordance with the positive balance in his, her or its Capital Account with respect to such Profits Interest Units.

4.6 Tax Matters Regarding Profits Interest Units.

(a) **Restricted Property.** Any unvested Profits Interest Units issued in accordance with the terms of this Agreement, if any, may constitute restricted property pursuant to Code § 83(a). Although the application of Revenue Procedure 2001-43 provides that a Member to whom Profits Interest Units are issued need not file an election under Code § 83(b), each Member acknowledges and understands that it is his, her or its responsibility to determine whether or not to make a protective election under Code § 83(b).

(b) **Taxation of Profits Interest Units.** The Members and the Company intend that the issuance of Profits Interest Units be nontaxable at the time of issuance and at the time of vesting, in accordance with Revenue Procedure 2001-43. The Members and the Company agree that the Member to whom Profits Interest Units are issued will be treated, for federal income tax purposes, as the owner of the Profits Interest Units from the date of grant, and that such Member shall take into account his, her or its distributive share of Company income, gain, loss, deduction and credit associated with his, her or its Profits Interest Units in computing his, her or its income tax liability for the period during which such Member is the owner of the Profits Interest Units. The Company shall not deduct any amount (as wages, compensation or otherwise) upon vesting of the Profits Interest Units, if applicable.

4.7 Non-assessability. No Member shall be obligated to make any additional Capital Contributions beyond that agreed to in his, her or its contribution agreement with the Company. In the event additional Company funds are required, the Managers shall determine the amount and whether or not such additional funds shall be (a) borrowed from existing Members, a lending institution or other third party or (b) contributed as additional capital by the existing Members or by new Members through the issuance of additional Units in accordance with Section 4.4.

4.8 No Interest on Capital Contributions. No interest will be paid to any Member on any part of such Member's Capital Contribution.

4.9 Waiver of Partition and Withdrawal Rights. Except as provided in this Agreement, a Member shall not be entitled to partition Property, to withdraw or demand the

return of all or any part of his, her or its Capital Contribution or to receive any distribution from the Company. Under circumstances requiring a return of any Capital Contributions, no Member shall have the right to receive Property other than cash, except as may be specifically provided herein.

4.10 Loans from Members to Company. Members may make loans to the Company from time to time, as authorized by the Managers. Any payment or transfer accepted by the Company from a Member that is not an agreed or required Capital Contribution shall be deemed a loan and shall neither be treated as a contribution to the capital of the Company for any purpose hereunder, nor entitle such Member (as such) to any increase in his, her or its share of the Profits and Losses of the Company. Any such loans shall be repaid at such times and with such interest (at rates not to exceed the maximum permitted by law) as the Members and the lending Member shaU reasonably agree.

SECTIONS
MEMBERS

5.1 Place of Meeting. All meetings of the Members shall be held at the principal executive office of the Company unless some other place is designated by the Chief Executive Officer/Chief Manager/President and provided to the Members in the notice of meeting. Any regular or special meeting of the Members of the Company called by or held pursuant to a written demand of the Members shall be held in such place as may be designated by the Managers. The Managers may determine that a meeting of the Members shall be held solely by means of remote communication in accordance with Section 5.12 below.

5.2 Regular Meetings. Regular meetings of the Members will be held on such dates and at such times and places as may be designated by the Managers in the notices of meeting. At regular meetings, the Members entitled to vote shall transact such business as may be appropriate for action by the Members. If a regular meeting of the Members has not been held for a period of eighteen (18) months, one or more Members holding not less than ten percent (10%) of the membership interests or units entitled to vote may demand a regular meeting of the Members by written notice of demand given to the Chief Executive Officer/Chief Manager/President or the Chief Financial Manager of the Company. Within thirty (30) days after the receipt of such a written demand by the Chief Executive Officer/Chief Manager/President or the Chief Financial Manager, the Managers shall cause a regular meeting of the Members to be called and held on notice no later than ninety (90) days after the receipt of the demand, all at the expense of the Company.

5.3 Special Meetings. Special meetings of the Members, for any purpose or purposes appropriate for action by the Members, may be called by the Chief Executive Officer/Chief Manager/President or the Chief Financial Manager or by a Member or Members owning not less than thirty percent (30%) of the membership interests or units entitled to vote. A special meeting shall be held on such date and at such time and place as shall be fixed by the person or persons calling the meeting and designated in the notice of meeting. Business transacted at any special meeting of the Members shall be limited to the purpose or purposes stated in the notice of meeting.

5.4 Notice of Meetings. Unless otherwise required by law, written notice of each meeting of the Members, stating the date, time and place and, in the case of a special meeting, the purpose or purposes, shall be given to every owner of membership interests or units entitled to vote at such meeting at least ten (10) days and not more than sixty (60) days prior to the meeting, except as specified in Section 5.5 or as otherwise permitted by law. The business transacted at a special meeting of Members is limited to the purposes stated in the notice of the meeting. Notice may be given to a Member by any form of electronic communication consented to, either in writing or by authenticated electronic communication, by the Member to whom notice is given.

5.5 Waiver of Notice. Any Member may waive notice of any meeting of the Members. Waiver of notice shall be effective whether given before, at or after the meeting and whether given orally, in writing, by authenticated electronic communication or by attendance. Attendance by a Member at a meeting is a waiver of notice of that meeting, except where the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of that item at the meeting.

5.6 Record Date. For the purposes of determining Members entitled to notice of and to vote at any meeting of the Members or any adjournment thereof, or persons entitled to receive payment of any distribution with respect to an interest in the Company, or in order to make a determination of Members for any other purpose, the Members may, but need not, fix a date as the record date for any such determination of Members, which record date shall in no event be more than sixty (60) days prior to any such intended action or meeting.

5.7 Quorum. Unless otherwise provided, the owners of a majority of the voting power of the membership interests or units entitled to vote at a meeting of the Members shall constitute a quorum for the transaction of business. If a quorum is present when a duly called or held meeting is convened, the Members present may continue to transact business until adjournment, even though the withdrawal of Members originally present leaves less than the proportion otherwise required for a quorum.

5.8 Voting Rights. Unless otherwise provided, Members shall have the number of votes equal to the number of Units they hold in the Company. Except as otherwise required by law or provided in the Articles of Organization or this Operating Agreement, an owner of membership interests or units entitled to vote may vote any portion of their membership interests or units in any way the Member chooses. If a Member votes without designating the proportion of the membership interests or units voted in a particular way, the Member is deemed to have voted all of their membership interests or units in that way.

5.9 Proxies. A Member may cast or authorize the casting of a vote by (a) filing a written appointment of proxy signed by the Member, or (b) telephonic transmission or authenticated electronic communication, whether or not accompanied by written instructions of the Member, of an appointment of a proxy. Any such appointment of a proxy shall be filed with or given to a Manager of the Company at or before the meeting at which the appointment is to be effective. No appointment of a proxy shall be valid for any purpose more than eleven (11)

months after the date of its execution, unless a longer period is expressly provided in the appointment. All questions regarding the qualification of voters, the validity of appointments of proxies and/or the acceptance or rejection of votes shall be decided by the presiding Manager of the meeting.

5.10 Acts of Members. Except where a different vote is required by law, the Articles of Organization or this Operating Agreement, the Members shall take action by the affirmative vote of the owners of the greater of (a) a majority of the voting power of the membership interests or units present, in person or represented by proxy, and entitled to vote, or (b) a majority of the voting power that would constitute a quorum for the transaction of business at a duly held meeting of the Members.

5.11 Action in Writing. Unless otherwise required by this Operating Agreement or by law, any action required or permitted to be taken at a meeting of the Members may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the Members or by such lesser number of Members who own voting power equal to the voting power that would be required to take the same action at a meeting of the Members at which all Members were present. If any written action is taken by less than all of the Members, all Members shall be notified immediately of its text and effective date. The failure to provide such notice, however, shall not invalidate such written action.

5.12 Meetings by Means of Remote Communication. If determined by the Managers, any meeting of the Members may be held solely by any combination of means of remote communication through which the Members may participate in the meeting, if notice of the meeting is given to every owner of membership interests or units entitled to vote as would be required by law for a meeting, and if the percentage of membership interests or units held by the Members participating in the meeting would be sufficient to constitute a quorum at a meeting. If determined by the Managers, one or more Members not physically present in person or by proxy at a meeting of the Members may, by means of remote communication, participate in a meeting of the Members held at a designated place. Participation by a Member in a meeting by remote communication shall constitute presence at the meeting, in person or by proxy.

5.13 Deadlock, Stalemate or Impasse. In the event the Members are unable to agree by a majority vote on an action or order of business, or in the event of any dispute related to the terms of this agreement, then such deadlock shall be resolved according to the provisions of Section 13.20 hereof.

5.14 Dissociation of Membership Interests. None of the events of dissociation of members as set forth in Section 322C.0602 shall apply to Members. Termination of Member interests shall occur as provided for in Section 9.2.

SECTION 6
MANAGERS

6.1 Number and Qualification. As required by statute, the Managers of the Company shall consist of one or more natural persons elected or appointed by the Members exercising the functions of the offices, however designated, of Chief Executive Officer/Chief

Manager/President and Chief Financial Manager/Treasurer. In addition, the Members shall elect a natural person to the office of Secretary. The Members may also appoint one or more natural persons to other offices as designated by the Members.

6.2 Term of Office. A Manager shall hold office until a successor has been duly elected or otherwise chosen by the Members, unless prior thereto such Manager shall have died, resigned, been removed from office, or whose membership interest has otherwise been terminated, as hereinafter provided.

6.3 Removal and Vacancies. Any Manager or agent elected or appointed by the Members shall hold office at the pleasure of the Members and may be removed, with or without cause, at any time by the vote of a majority of the Members present at a duly called or held meeting, subject to the terms of this Agreement. Any vacancy in an office of the Company shall be filled by an action of the Members.

6.4 Other Managers. The Members may elect or appoint any other Managers, officers or agents the Members deems necessary for the operation and management of the Company, each of whom shall have the powers, rights, duties, responsibilities and terms in office provided for in the Articles of Organization and this Operating Agreement.

6.5 Multiple Offices or Functions. Any number of offices or functions of those offices may be held or exercised by the same person. If a document must be signed by a person holding different offices or functions and a person holds or exercises more than one of those offices or functions, that person may sign the document in more than one capacity, but only if the document indicates each capacity in which the person signs.

6.6 Chief Executive Officer/Chief Manager/President. Unless provided otherwise by a resolution adopted by the Members, the Chief Executive Officer/Chief Manager/President shall act as the President of the Company and shall (a) have general active management of the business and affairs of the Company; (b) preside at meetings of the Members; (c) see that all orders and resolutions are carried into effect; (d) have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, checks, drafts, other orders for the payment of money, notes, or evidence of indebtedness issued in the name of the Company, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Articles of Organization, this Operating Agreement or some other Manager or agent of the Company; and (e) perform such other duties as may from time to time be prescribed. The Members may elect two or more individuals to act concurrently in the capacity of Chief Executive Officer/Chief Manager/President, and such individuals shall hold the title of Co-Chief Executive Officer/Co-Chief Manager/Co-President. If Co-Chief Executive Officers/Co-Chief Managers/Co-Presidents are appointed, all singular references to Chief Executive Officer, Chief Manager, and/or President shall apply equally to each of the individuals holding such office.

6.7 Chief Financial Manager/Treasurer. Unless provided otherwise by a resolution adopted by the Members, the Chief Financial Manager of the Company shall (a) keep accurate financial records for the Company; (b) deposit all monies, drafts and checks in the name of and to the credit of the Company in such banks and depositories as the Members shall designate from

time to time; (c) endorse for deposit all notes, checks and drafts received by the Company, making proper vouchers therefor; (d) disburse Company funds and issue checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Company; (e) render to the Chief Executive Officer/Chief Manager/President, whenever requested, an account of all such Manager's transactions as Chief Financial Manager and of the financial condition of the Company; (f) have authority to sign and deliver in the name of the Company any all deeds, mortgages, bonds, contracts, or other instruments pertaining to the business and affairs of the Company; and (g) perform such other duties as may be prescribed by the Chief Executive Officer/Chief Manager/President from time to time. Unless otherwise designated by the Members, the Treasurer shall be the Chief Financial Manager of the Company.

6.8 Vice President. The Vice President, if there be one, or Vice Presidents in case there be more than one, shall have such powers and perform such duties as the Chief Executive Officer/Chief Manager/President or the Members may prescribe from time to time. In the absence of the Chief Executive Officer/Chief Manager/President or in the event of his or her inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the Chief Executive Officer/Chief Manager/President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer/Chief Manager/President.

6.9 Secretary. The Secretary shall (a) attend all meetings of the Members and record all the proceedings of all such meetings in a book to be kept for that purpose and shall perform like duties for any committee when so directed by the Chief Executive Officer/Chief Manager/President; (b) give, or cause to be given, notice of all meetings of the Members and, when required; and (c) have custody of the corporate seal of the Company, if there be one, and he or she, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and, when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Chief Executive Officer/Chief Manager/President may give general authority to any other manager or officer to affix the seal of the Company, if there be one, and to attest the affixing by his or her signature. The Secretary shall perform such other duties and have such other powers as the Chief Executive Officer/Chief Manager/President shall from time to time prescribe.

6.10 Assistant Secretary. The Assistant Secretary, if there be one, or the assistant secretaries if there be more than one, in the order determined by the Chief Executive Officer/Chief Manager/President (or if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Chief Executive Officer/Chief Manager/President may from time to time prescribe.

SECTION 7
CAPITAL ACCOUNTS AND ALLOCATIONS

7.1 Capital Accounts. A separate Capital Account shall be maintained by the Company for each Member in accordance with Treasury Regulation § 1.704-1(b)(2)(iv). The

Capital Account for each Member shall be increased by such Member's Capital Contributions and shall be decreased by the amount of money and the fair market value of any Property distributed to such Member. Each Member's Capital Account also shall be increased or decreased, as the case may be, to account for allocations of Profits and Losses to such Member.

7.2 Allocation of Profits and Losses. Except as otherwise expressly provided in this Agreement, Profits and Losses shall be allocated among the Members as follows:

(a) **Allocation of Profits.** After giving effect to the special allocations in Section 7.3 below, Profits for any Fiscal Year shall be allocated as follows: (i) first, to each Member in an amount equal to the excess, if any, of (A) the sum of the cumulative Losses allocated to such Member pursuant to Section 7.2(b)(ii) for all prior Fiscal Years; over (B) the cumulative Profits allocated to such Member pursuant to this Section 7.2(a)(i) for all prior Fiscal Years; and (ii) the balance, if any, to the Members in accordance with their respective Percentage Interests.

(b) **Allocation of Losses.** After giving effect to the special allocations in Section 7.3 below, Losses for any Fiscal Year shall be allocated as follows: (i) first, to each Member in an amount equal to the excess, if any, of (A) the cumulative Profits allocated to such Member pursuant to Section 7.2(a)(ii) for all prior Fiscal Years, over (B) the cumulative Losses allocated to such Member pursuant to this Section 7.2(b)(i) for all prior Fiscal Years; and (ii) the balance, if any, solely to the Members holding Capital Interest Units in accordance with their respective Percentage Interests in such Capital Interest Units. In a given year where the Company has a loss, the Chief Executive Officer/Chief Manager/President has the discretion to make a special allocation of Losses of the Company solely to the Members who made a Capital Contribution in pro rata proportion to the amount of capital investment such Member has made relative to the Capital Contributions made by the other Members collectively.

7.3 Special Allocation Adjustments and Limitations. The provisions of this Section 7.3 relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Managers may make such modification, provided that any such modification is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company.

7.4 Loss Limitations. Losses allocated pursuant to Section 7.2 hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have a deficit balance in his, her or its Capital Account at the end of any Fiscal Year. In the event some but not all of the Members would have deficit balance in their respective Capital Accounts as a consequence of an allocation of Losses pursuant to Section 7.2 hereof, the limitation set forth in this Section 7.4 shall be applied on a Member by Member basis and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to

allocate the maximum permissible Losses to each Member under Treasury Regulation § 1.704-1(b)(2)(ii)(d).

7.5 Other Allocation Rules.

(a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Tax Matters Partner, as defined in Section 10.6, using any permissible method under Code § 706 and the Treasury Regulations thereunder.

(b) For federal income tax purposes, the Company shall make such allocations as required under Code § 704(b) and Treasury Regulation § 1.704-1(b) with respect to the exercise of any option, warrant or similar right to acquire an equity interest in the Company.

(c) The Members are aware of the income tax consequences of the allocations made by this Section 7 and hereby agree to be bound by the provisions of this Section 7 in reporting their shares of Company income and loss for income tax purposes.

(d) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

SECTION 8
DISTRIBUTIONS

8.1 Operational-Nonliquidating Distributions. Subject to Section 8.3, including the right of the Company to maintain Reserves, distributions of all excess available cash or Property from the Company's operations, other than in liquidation, shall be made as follows:

(a) **Tax Distributions.** The Company shall make reasonable efforts to make cash distributions to the Members on an annual basis in an aggregate amount approximating the combined federal and state income tax liability of the Members resulting from allocations of Profits. The aggregate cash distribution amount shall equal the product of (i) net taxable income of the Company allocated to the Members as a result of the Company's operations or any other taxable event during the Fiscal Year; *multiplied by* (ii) forty percent (40%) or such other percentage determined by the Members from time to time as reasonably necessary to satisfy the tax liabilities owed by the Members as a result of the Company's operations or any other taxable event during such Fiscal Year. All such distributions shall be made to the Members in proportion to the allocation of taxable income to such Members.

(b) **Other Distributions from Operations.** At such times as the Members shall determine, distributions of cash or Property will be made by the Company to the Members in proportion to their Percentage Interests in the Financial Rights associated with their Units.

8.2 Distributions Upon Company's Liquidation. Subject to Section 8.3, the net proceeds resulting from the liquidation of the Company shall be applied and distributed in the following order of priority:

(a) **Company Debts and Liabilities.** To the extent available, proceeds shall be applied to the payment of debts and liabilities of the Company, including all expenses of the Company incident to its liquidation and all loans and other obligations owed to Members.

(b) **Reserves.** To the extent available, proceeds shall be applied to the setting up of any Reserves which the Managers deems reasonably necessary for contingent, unmatured or unforeseen liabilities or obligations of the Company for such period as deemed advisable for the purpose of disbursing such Reserves in payment of such liabilities or obligations and, at the expiration of such period, the balance of such Reserves, if any, shall be distributed as hereinafter provided.

(c) **Balance.** The balance of any proceeds shall be distributed among the Members in accordance with the positive balances in their Capital Accounts after taking into account all Capital Account adjustments for the Company's Fiscal Year during which liquidation occurs and thereafter to the Members in proportion to their Percentage Interests in the Financial Rights associated with their Units.

8.3 Distribution Adjustments and Limitations. Notwithstanding the preceding provisions for Company distributions from operations and upon liquidation, the following limitations shall apply under the circumstances described:

(a) **Member Loans.** To the extent currently due and owing, Company cash shall be first paid or applied towards satisfaction of Member loans before being distributed among the Members.

(b) **Company Reserves.** Distributions from Company operations and upon liquidation shall be subject to the Managers' discretion to maintain Reserves.

(c) **Timing of Liquidation Distributions.** Liquidation distributions shall be made by the end of the Fiscal Year of liquidation (or, if later, within ninety (90) days after the date of such liquidation). If the Company has sold or, during the winding up period, sells all or part of its Property in a deferred payment sale, the liquidation period may be extended for any such period as the Managers reasonably deem necessary to collect the proceeds of such sale and interest thereon.

(d) **No Distribution by Reason of Withdrawal.** Withdrawal from the Company shall not entitle any Member to receive any distribution from the Company, except as otherwise provided in this Agreement.

(e) **Distributions in Kind.** No Member shall have any right to demand or receive a distribution from the Company in any form other than cash, nor shall any Member be compelled to accept any distribution of Property in kind, except in the dissolution and winding up of the Company under circumstances where all Members

receive undivided interests in Property on the same basis. In the event of a distribution of Property in kind, such Property shall be assumed to have been sold at its fair market value at the time of the distribution, and the resulting gain or loss shall be allocated among the Members as directed by Sections 7.1, 7.2 and 7.3(a)-(g), and their Capital Accounts shall be adjusted accordingly.

SECTION 9
TRANSFER OF MEMBER INTERESTS; REPURCHASE RIGHT

9.1 **Transfer Restrictions.** Except for the Transfer of Units contemplated by Section 9.2 below, a Member shall not Transfer all or any portion of its Units without the prior written consent of the Majority in Interest. Any attempted Transfer of any or all rights associated with a Unit, other than in accordance with this Section 9, shall be void and of no legal effect, including any assignment of the Financial Rights separate from a Member's Units, and the Company shall not be obligated for any purpose whatsoever to recognize such Transfer or assignment.

9.2 **Termination/Repurchase.** The continued membership of a Member in the Company in regard to Governance Rights is automatically terminated upon any of the following events occurring with respect to that Member (each an "Event of Termination"):

(a) The Member's death, resignation or disability. A Member shall be considered permanently disabled if, in the determination of a medical doctor mutually acceptable to all Members, the Member is not able to exercise his or her rights as a Member of the Company.

(b) The redemption of a Member's complete Member Interests in the Company.

(c) An assignment of a Member's Member Interests.

(d) The Member's filing for bankruptcy, but only if the Company has two or more Members on the date of the Member's filing.

(e) The dissolution of a Member that is an entity.

(f) A merger in which the Company is not the surviving organization.

(g) In the case of a person that is a trust or is acting as a member by virtue of being a trustee of a trust, the trust's entire transferable interest in the company is distributed.

(h) In the case of a person that is an estate or is acting as a member by virtue of being a personal representative of an estate, the estate's entire transferable interest in the company is distributed.

If an Event of Termination occurs with respect to any Member, the Company shall continue and shall not be dissolved and terminated, and the Company shall have the right, but not the obligation to purchase, or to cause the Company to redeem, and Member shall have the obligation to sell, as applicable, all but not less than all, of the Units owned by Member (the

"Member Interests"). The purchase price for the Member Interests shall be an amount equal to the Appraised Value of the Member Interests (the "Purchase Price"). The closing for the sale of the Member Interests shall take place at the Company's principal office within ninety (90) days after the date on which Company gives written notice to Member of its intent to exercise the purchase option pursuant to this Section 9.2. The Purchase Price shall be paid by the issuance of a promissory note in favor of Member, which promissory note shall be payable in equal annual installments over a term of five (5) years, shall bear interest at an annual rate equal to the then-current applicable federal rate for mid-term debt and may be prepaid, in whole or in part, at any time and from time to time. Member shall: (a) deliver a duly executed written assignment of the Member Interests being sold; (b) represent and warrant that it has good and marketable title to such Member Interests and that the Member Interests are free from all liens, encumbrances or interest of third parties at the time of closing; and (c) take all other actions necessary for the Transfer of the Member Interests as the Company, as applicable, may reasonably request.

9.3 **Appraised Value.** The appraised value of the Member Interests (the "Appraised Value") shall be as mutually determined by Company and Member. If Company and Member cannot agree on the Appraised Value, then the Appraised Value shall be determined by an appraiser selected by the parties. Such appraiser shall, within sixty (60) days of being requested to do so, determine the Appraised Value as of the date on which notice of intent to exercise the purchase option is given by Company pursuant to Section 9.2. Company and Member shall each pay fifty percent (50%) of the fees and expenses of the appraiser in rendering an opinion as to the Appraised Value. The appraiser shall be a qualified, independent appraiser with training and experience in valuing businesses similar to the Company and in valuing equity interests that represent less than one hundred percent (100%) of the equity interest in an entity and/or lack voting control of an entity. The appraisal shall be based upon customary appraisal practices and shall include appropriate adjustments in valuation for lack of control (i.e., minority discount) and lack of marketability (i.e., liquidity discount). The Members hereby agree that the adjustments to the Appraised Value set forth above are fair and reasonable and agree to said valuation adjustments and discounts by entering into this Agreement.

9.4 **Transferee Requirements.** Notwithstanding any other provisions of this Agreement, no Member may Transfer any portion of the rights associated with his, her or its Units unless items (a), (b) and (c) below are satisfied:

(a) **Accepts Agreement.** The transferee accepts and agrees to be bound by the terms and provisions of this Agreement, and executes such documents or instruments as the Managers may require as evidence of such acceptance and agreement;

(b) **Reimburses Company Expenses.** The transferee pays or reimburses the Company for all reasonable legal fees, filing and publication costs incurred by the Company in connection with the Transfer of such Units; and

(c) **Authority.** If the transferee is not an individual, the transferee provides the Company with evidence satisfactory to counsel for the Company of the authority of such transferee to become a Member under the terms and provisions of this Agreement.

9.5 **Assignee of Financial Rights.** A transferee of a Member's Financial Rights who does not own any Governance Rights shall be a mere Assignee of the transferor's profits interest and shall have no right to receive any information or accounting of the Company's transactions or to inspect the Company's books or to vote, but shall only be entitled to receive the allocations and distributions to which his, her or its transferor would otherwise be entitled under this Agreement. Furthermore, an Assignee who desires to make a further Transfer of his, her or its Financial Rights in a Unit shall be subject to all of the provisions of this Section 9 to the same extent and in the same manner as any Member desiring to Transfer his, her or its Units.

9.6 **Substitute Member.** Upon consummation of a transaction in compliance with Section 9, the transferee shall become a Substitute Member and shall be entitled to exercise and receive all of the rights, powers and benefits of a Member. If a transferee is entitled to become a Substitute Member pursuant to this Section 9.6 then, unless otherwise agreed, such transferee shall be admitted to the Company effective immediately prior to the effective date of the assignment and, immediately following such admission, the assigning Member shall cease to be a Member of the Company. If the transferee is not entitled to become a Substitute Member, then the Units assigned to such transferee shall be disregarded for purposes of determining a quorum or a Majority in Interest.

9.7 **Effective Date of Assignment.** Unless otherwise authorized by the Members or specified in an agreement with the Company, any valid Transfer of all or any portion of a Units shall be effective as of the close of business on the last day of the calendar month in which the Company receives notice of such Transfer or, if later, the last day of the calendar month in which such Transfer occurs. The Company shall, from the effective date of such Transfer, thereafter pay all further distributions on account of the Units (or portion thereot) so transferred, to the transferee of such Units or part thereof. As between any Member and his, her or its transferee, (a) the Assignee shall succeed to the Capital Account of the transferor to the extent it relates to the Units transferred; and (b) Profits and Losses for the accounting period of the Company in which such Transfer occurs shall be apportioned for federal income tax purposes in accordance with any convention permitted under§ 706(d) of the Code and selected by the Treasurer.

9.8 **Recognition of Transfer by Company.** No Transfer of the whole, or any part, of a Unit or other interest in the Company that is in violation of this Section 9 shall be valid or effective for any purpose, and neither the Company nor the Members shall recognize the same for the purpose of making distributions or allocating Profits and Losses with respect to such Units or part thereof. Neither the Company nor the non-assigning Members shall incur any liability as a result of refusing to make any such distributions to the Assignee of any such invalid Transfer.

9.9 **Authorization of Transfer; Acquit Company.** A Transfer of Units on the books of the Company may be authorized only by the Member in whose name the Units are registered on the books of the Company, or the Member's legal representative or duly authorized attorney-in-fact. The Company may treat, as the absolute owner of Units, the person or persons in whose name or names the Units are registered on the books of the Company. Until such time as a written assignment that conforms to all requirements of this Section 9 has been received by and recorded on the books of the Company, any payment by the Company to an assigning Member

shall acquit the Company of liability (to the extent of such payment) from any other person who may have an interest in such payment by reason of an assignment by the Member or otherwise.

9.10 Indemnification. In the case of a Transfer or attempted Transfer of a Unit or other interest in the Company that has not complied with the requirements of this Section 9, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all costs, liabilities and damages that any of such indemnified persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

9.11 Legend. Each certificate, if any, representing Units now or hereafter held by the Members shall be endorsed on its face with a legend in substantially the following form:

> Transfer of the Units represented by this Certificate is subject to restrictions contained in the Minnesota Limited Liability Companies Laws and this Operating Agreement of the Company.
>
> The Units represented by this Certificate have not been registered under the Securities Act of 1933 (the "Securities Act") and are "restricted securities" as such term is defined in Rule 144 under the Securities Act. The Units represented by this Certificate may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, the availability of which is to be established to the satisfaction of the Company.

9.12 Tag-Along & Drag-Along Rights.

In the event that Members representing more than fifty percent (50%) of the Outstanding Units of the Company (Proposing Members), acting together or pursuant to a common plan or arrangement, propose to participate in a transfer of the Proposing Members' issued and outstanding Units in a single transaction or a series of related transactions (including, but not limited to, a plan of merger, consolidation, or amalgamation of the Company with another corporation or entity) to a third party that is not, and following sale will not be, affiliated with any of the Proposing Members, such non-Proposing Members shall have the right (Tag-Along Right), exercisable upon thirty (30) days written notice to Proposing Members, to sell to the third party, at the same offered price, terms, and conditions as offered to the Proposing Members, all or any portion of the Units held by the non-Proposing Members.

At the option of the Proposing Members, all non-Proposing Members who have not tendered their Units pursuant to the prior paragraph shall be required to transfer their Units to the third party at the same offered price, terms, and conditions as offered to the Proposing Members.

SECTION 10
RECORDS, ACCOUNTING,
REPORTS AND TAX MATTERS

10.1 **Required Records.** The Company shall keep originals or copies of the following records:

(a) a current list of the full legal name and last known business address of each Member and the Chief Executive Officer/Chief Manager/President;

(b) a current list of the full legal name and last known business, residence, or mailing address of each assignee of Financial Rights, other than a secured party, and a description of the rights assigned;

(c) a copy of the Articles of Organization, this Operating Agreement, and all amendments to any of the foregoing, and executed copies of any powers of attorney pursuant to which any of the foregoing have been executed;

(d) copies of any currently effective written bylaws;

(e) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years;

(f) copies of any financial statements of the Company for the three (3) most recent years;

(g) records of all proceedings of Members for the last three (3) years;

(h) reports made to members generally within the last three (3) years;

(i) a statement of all contributions accepted by the Company, including for each contribution:

(i) the identity of the Member to whom the contribution relates;

(ii) the class or series to which the contribution pertains;

(iii) the amount of cash accepted by the Company or promised to be paid to the Company;

(iv) a description of any services rendered to or for the benefit of the Company or promised to be rendered to or for the benefit of the Company; and

(v) the value accorded to:

(1) any other property transferred or promised to be transferred to the Company; and

(2) any services rendered to or for the benefit of the Company or promised to be rendered to or for the benefit of the Company

(j) a statement of all contribution agreements made by any Member or pursuant to this Agreement, including for each contribution agreement:

(i) the identity of the would-be contributor;

(ii) the class or series to which the future contribution pertains; and

(iii) as to each future contribution to be made, the same information as Section 10.1, clause (i) requires for contributions already accepted;

(k) a statement of all contribution allowance agreements made under this Agreement, including for each contribution allowance agreement:

(i) the identity of the would-be contributor;

(ii) the class or series to which the future contribution would pertain; and

(iii) as to each future contribution allowed to be made, the same information as Section 10.1, clause (i) requires for contributions already accepted;

(l) an explanation of any restatement of value made under this Agreement;

(m) any written consents obtained from Members under this chapter; and

(n) a copy of agreements, contract, or other arrangements or portions of them that are material to the operations of the Company.

10.2 <u>Books and Records; Accounting.</u> The books and Required Records of the Company shall be maintained at its principal office and shall be available for examination by any Member or his, her or its duly authorized representatives by appointment during ordinary business hours upon five (5) days' written notice. In addition, the Company shall maintain any other books and records required to be maintained by Minnesota Statutes, as provided for herein, and such additional books and records as the Chief Executive Office/Chief Manager/President deems advisable. The books of account shall be kept in accordance with such method of accounting as the Members shall determine. The records maintained by the Company may be kept according to any electronic storage technique as long as the records can be converted accurately, and within a reasonable time, into a form that is legible visually.

10.3 <u>Tax Classification of Company</u>. The Members acknowledge that, at all times during which the Company has two (2) or more Members, the Company will be classified as a "partnership" for tax purposes. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be an agent, partner or joint venturer of any other Member for any purposes other than federal, state and local tax purposes, and this Agreement shall not be construed to suggest otherwise.

10.4 Annual Tax Information. As soon as reasonably practical after the end of each Fiscal Year, the Treasurer shall send or cause to be sent to each person who was a Member at any time during such Fiscal Year such tax information as shall be necessary for the preparation by such Member of his, her or its federal and state income tax returns.

10.5 Accounting and Tax Decisions. All decisions as to accounting and tax matters shall be made by the Tax Matters Partner. The Company, at the reasonable discretion of the Tax Matters Partner, may make or revoke such elections as may be allowed pursuant to the Code, including the election referred to in Code §754 to adjust the basis of Company Property.

10.6 Tax Matters Partner. Unless another Member is otherwise designated by the Members, Ryan Davenport shall act on behalf of the Company as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law.

SECTION 11
CONTRACTS, LOANS, CHECKS, AND DEPOSITS

11.1 Contracts. The Members may authorize such Managers or agents as they shall designate to enter into contracts or execute and deliver instruments in the name of and on behalf of the Company, and any such authority may be general or confined to specific instances.

11.2 Loans. The Company shall not lend money to, guarantee the obligation of, become a surety for, or otherwise financially assist any person unless the transaction, or class of transactions to which the transaction belongs, has been approved by the affirmative vote of a majority of Members present, and (a) is in the usual and regular course of business of the Company; (b) is with, or for the benefit of, a related company, an organization in which the Company has a financial interest, an organization with which the Company has a business relationship, or an organization to which the Company has the power to make donations; (c) is with, or for the benefit of, a manager or other employee of the Company or a subsidiary, including a Manager or employee who is a subsidiary and may reasonably be expected, in the judgment of the Members, to benefit the Company; or (d) has been approved by the affirmative vote of the owners of two-thirds (2/3) of the outstanding power of the Members other than the interested person(s) or the unanimous affirmative vote of all Members, whether or not ordinarily entitled to vote.

11.3 Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Company shall be signed by the Chief Executive Officer/Chief Manager/President, Chief Financial Manager, or such Managers or agents of the Company as shall be designated and in such manner as shall be determined from time to time by a resolution of the Members.

11.4 Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such banks or other financial institutions as the Member may select.

11.5 Execution of Instruments. All deeds, mortgages, bonds, contracts, or other instruments pertaining to the business and affairs of the Company shall be signed on behalf of

the Company by the Chief Executive Officer/Chief Manager/President, Chief Financial Manager or by such other person or person as may be designated from time to time by the Members.

SECTION 12
CONFIDENTIALITY

12.1 Confidentiality. No party to this Agreement shall, at any time or under any circumstances, without the consent of the Company, directly or indirectly communicate or disclose to any person, including any individual, sole proprietorship, partnership, unincorporated association, unincorporated organization, trust, corporation, or natural person in his, her or its capacity as trustee, executor, administrator, or other legal representative (other than the other parties to this Agreement and its or their employees, agents, advisors and representatives), or make use of any confidential knowledge or information howsoever acquired by such party relating to or concerning the customers, products, technology, trade secrets, systems or operations, or other confidential information regarding the property, business and affairs of the Company (collectively, "Confidential Information"), except for:

(a) Confidential Information that becomes generally known in the industry to which the business of the Company is related other than through a breach of this Agreement or any other agreement among the parties;

(b) Confidential Information that is lawfully obtained from a third party without breach of this Agreement, or any other agreement among the parties, by the party;

(c) Confidential Information that is reasonably required to be disclosed by a party to protect its interests in connection with any proposed Transfer of Units that is pursuant or subject to this Agreement; or

(d) Confidential Information that is required to be disclosed by law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, provided that the party gives the Company prompt written notice of the compelled disclosure and cooperates with the Company, at the Company's expense, in seeking a protective order or any other protections available to limit the disclosure of the Confidential Information.

If a Member ceases to be a member of the Company, the Member shall use all reasonable efforts to ensure that all Confidential Information and all copies thereof are either destroyed or returned to the Company if the Company so requests, and shall not, directly or indirectly, use for the Member's own purposes, any Confidential Information discovered or acquired by the Member or the Member's advisors. The obligations of the parties to this Agreement in this Section 12 shall be in addition to and not in derogation of any other obligation of confidentiality owed to the Company by the Members who are employees of or consultants to the Company.

12.2 Specific Performance. Each party to this Agreement acknowledges that disclosure of any Confidential Information in contravention of Section 12.1 may cause significant harm to the Company and that remedies at law may be inadequate to protect against a breach of Section 12.1. Accordingly, each party to this Agreement acknowledges that the Corporation is entitled, in addition to any other relief available to it, to the granting of injunctive relief without proof of actual damages or the requirement to establish the inadequacy of any of the other remedies available to it. Each of the parties to this Agreement covenants not to assert any defense in proceedings regarding the granting of an injunction or specific performance based on the availability to the Company of any other remedy.

SECTION 13
MISCELLANEOUS

13.1 Term of Agreement; Dissolution.

(a) This Agreement shall terminate upon the happening of any of the following events: (1) a Bankruptcy of the Company; (2) the dissolution or liquidation of the Company; and (3) the written consent of a Majority in Interest of the Members that the Agreement is terminated.

(b) The Company will be dissolved upon the first to occur of the following: (1) approval of a Majority in Interest of the Members that the Company shall be dissolved; and (2) the entry of a decree of judicial dissolution under applicable law; provided that notwithstanding anything contained herein to the contrary, no Member shall make an application for the dissolution of the Company pursuant to applicable law without the unanimous approval of the Members. The foregoing are the exclusive events of dissolution of the Company. The provisions of Sec. 322C.0107 shall not apply to dissolution of the Company except to the extent necessary to permit a court decree of dissolution the application for which was unanimously approved by the Members. Upon dissolution of the Company, the Company shall be liquidated and the Chief Executive Officer/Chief Manager/President shall promptly proceed to a liquidation of the Company and wind up the affairs of the Company pursuant to terms of this Agreement.

13.2 Offset. If, at the time of a purchase of Units hereunder, the transferring Member is indebted to the Company or to a purchasing Member (the Company or such purchasing Member is hereinafter referred to as a "Purchasing Party"), the Purchasing Party shall have the right to offset any such indebtedness against the Purchase Price.

13.3 Amendments. This Agreement may only be amended in a writing signed by a Majority in Interest of the Members; provided, however, that any such amendments do not affect, in a material adverse manner, the Units of any non-approving Members regarding their allocations, distributions or liquidation rights.

13.4 Governing Law. This Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the internal laws, and not the laws pertaining to choice or conflict of laws, of the State of Minnesota.

13.5 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the

Members and their respective heirs, legatees, legal representatives, successors and permitted assigns.

13.6 No Third-Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and permitted assigns, and no other person will have any rights, Units or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third-party beneficiary or otherwise.

13.7 Securities Law Compliance. Any Transfer of Units shall be made in full compliance with applicable federal and state securities laws. Any offeree or transferee of Units under this Agreement shall provide documentation satisfactory to counsel to the Company that such offeree or transferee is acquiring shares for his, her or its own account, for investment purposes only and not with a view to their resale or distribution and in compliance with all applicable laws and regulations.

13.8 Grant of Proxy. Should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

13.9 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

13.10 Copy of Agreement. The Company agrees that it will cause the certificates, if any, evidencing the Units to bear the legends required by this Agreement and it shall supply, free of charge, a copy of this Agreement to any Member of the Company upon written request from such Member to the Company at its principal office. The Members hereby agree that the failure to cause the certificates evidencing the Units, if any, to bear the legend required by this Agreement and/or the failure of the Company to supply, free of charge, a copy of this Agreement shall not affect the validity or enforcement of this Agreement.

13.11 Waivers. No waiver of this Agreement, or any part hereof, shall be binding unless made in writing and signed by the party claimed to have made such waiver. No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other condition or subsequent breach, whether of like or different nature.

13.12 Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by electronic mail (e-mail), by facsimile, by overnight delivery service or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the addresses specified on **Schedule A** hereto (or at such other address, e-mail address, or facsimile number for a party as shall be specified by like notice). All such notices and other communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; five (5) business days after being deposited in the

mail, postage prepaid, if delivered by mail; when receipt is acknowledged, if faxed or electronically mailed (e-mailed); and the next day after being delivered to an overnight delivery service.

13.13 **Non-Assignment.** All rights and options granted or accorded to the Members under this Agreement are personal to each Member and may not be assigned or transferred directly or indirectly, voluntarily or involuntarily, to any other person, firm or entity, except in accordance with the terms of this Agreement.

13.14 **Additional Acts and Instruments.** Each Member agrees to perform all further acts and execute, acknowledge and deliver all further documents that may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

13.15 **Entire Agreement.** The Articles of Organization are incorporated by reference and hereby made a part of this Agreement. This Agreement, in conjunction with the Articles of Organization, constitutes the entire agreement and understanding of the Members with respect to the subject matter hereof, and supersedes all prior agreements relating thereto, whether written or oral. In the event of any conflict between the Articles of Organization and this Agreement, the provisions of this Agreement shall govern to the extent not contrary to law.

13.16 **Severability.** In the event of any conflict between a provision of this Agreement and any provision of the Act not subject to variation in this Agreement, the provisions of the Act shall govern. If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, (a) such provision will be deemed amended to conform to applicable laws of such jurisdiction so as to be valid and enforceable or, if it cannot be so amended without materially altering the intention of the Members, it will be stricken; (b) the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby in any other jurisdiction; and (c) the remainder of this Agreement will remain in full force and effect.

13.17 **Counterparts.** This Agreement and any amendments hereto may be executed in multiple counterparts, each of which shall be deemed an original agreement and all of which shall constitute one and the same agreement.

13.18 **Preparation of Agreement.** Grumbles Law PLLC has drafted this Agreement and other organizational documents for the Company at the request of the Company and is representing solely the Company in the preparation of such documents. The Members and the Company have consented to such representation by counsel and agree that at no time will such representation be construed, claimed or deemed to be a conflict of interest or violation of any professional obligations to any party.

13.19 **Interpretation.** All references herein to Sections refer to Sections of this Agreement, unless clarified otherwise, and all references herein to Exhibits and Schedules refer to Exhibits and Schedules that are attached hereto and are incorporated herein by reference. All Section headings are for reference purposes only, and shall not affect the interpretation of this Agreement. All references to "person" herein shall include any individual, partnership, corporation, limited liability company, trust, organization or other entity, unless the context

requires otherwise. All references in this Agreement to one gender shall include all genders; any reference to the singular shall include the plural, where appropriate, and vice-versa.

13.20 **Arbitration.** In the event there is any dispute between or among the Members and/or the Company arising out of or relating to this Operating Agreement or the business or operations of the Company, under the Act or otherwise, and such parties themselves cannot resolve such dispute, the Members and the Company agree to negotiate for a period of thirty (30) days. In the event the dispute is not thereby resolved, the Members and the Company agree to refer and submit such dispute to the American Arbitration Association (the "Association") for arbitration, and any such proceeding shall be conducted in Hennepin County unless another location is mutually agreed to by the parties to such dispute. Any such arbitration shall be before a single arbitrator and shall be conducted in accordance with the Commercial Rules of the Association. The arbitrator shall not have any connection to the parties to this Agreement. The arbitrator shall have the right to award, or include in his or her award, any relief he or she deems proper, including, without limitation, money damages, interest, specific performance, attorney's fees, cost and expenses incurred, but not exemplary or punitive damages. The award decision of the arbitrator shall be conclusive and binding upon all parties and may be entered in any court of competent jurisdiction. The parties agree to bring all claims in this arbitration that relate to the original claim. This provision shall continue after any expiration or termination of this Agreement.

13.21 **No Dissenters' Rights.** No Member of the Company may dissent from or obtain payment for their Membership Interest nor have any right at law or in equity to have such actions of the Company set aside or rescinded.

13.22 **Voting of Shares or Membership Interests of Other Corporations.** The shares or membership interests or units owned by this Company may be voted at any meeting of the shareholders or members of such other corporations by such proxy as the Members of this Company may appoint or if no such appointment be made, by the Chief Executive Officer/Chief Manager/President.

[SIGNATURES TO FOLLOW]

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

Company:

Davenport Saf-T Systems LLC

By: ______________________________
Name: Ryan Davenport
Title: Chief Manager

Members:

____
Ryan Davenport

____
Jay A. Davenport, M.D.

SCHEDULE A

MEMBERS' NAMES, ADDRESSES, CAPITAL CONTRIBUTIONS, UNITS AND PERCENTAGE INTEREST

As stated in the Company's Capitalization Table as maintained in the Corporate Record Book and incorporated herein by reference as Schedule. A.

SCHEDULE B

ADDITIONAL MEMBER CONSENT

This Consent is executed as of ____________ by the undersigned as is required pursuant to that certain Operating Agreement of Davenport Saf-T Systems LLC dated effective as of May 15, 2023, as amended (the "Operating Agreement").

The undersigned hereby agrees to be subject to all the terms and conditions of the Operating Agreement and understands that the Operating Agreement is a legally binding agreement. Upon execution, the undersigned shall be deemed to be a Member of Davenport SAF-T Systems LLC, and, with the exception of the addition of the undersigned, all other provisions of the Operating Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Consent as of the day and year first above written.

____
Signature

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